SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/08/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
892,212

8. SHARED VOTING POWER
366,781

9. SOLE DISPOSITIVE POWER
1,258,993
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,258,993

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.27%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed July 23, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on February 12 , 2010 there were 9,485,8362 shares of common stock outstanding as of February 12 , 2010 The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management LLC, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,084,796 shares of SLS or 11.44% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the last 60 days the following shares of SLS were purchased:

Date:		        Shares:		Price:
09/21/10		17,100		9.2424
09/22/10		11,600		9.2091
09/23/10		15,000		9.1449
09/27/10		696		9.2900
09/29/10		1,200		9.3300
10/01/10		16,501		9.3638
10/04/10		8,951		9.4488
10/06/10		4,400		9.6900
10/14/10		1,200		9.8400
11/03/10		10,000		9.8400
11/08/10		6,250		9.9992
11/09/10		12,500		9.8468
11/10/10		5,150		9.6800
11/11/10		5,000		9.6800
11/12/10		13,237		9.5466
11/15/10		12,500		9.5300
11/16/10		16,400		9.2500


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos